Exhibit 99.1

PRESS RELEASE

Brussels, 11 May 2012 – 1 / 1

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev announces the closing of Ambev’s strategic alliance in the Caribbean

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) announced today the closing of the transaction between Ambev and E. León Jimenes S.A. (“ELJ”) to form a strategic alliance creating the leading beverage company in the Caribbean. As a result, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, owns an indirect 41.76% interest in Cervecería Nacional Dominicana S.A. (“CND”), and Ambev will consolidate CND’s results going forward.

The acquisition of the 9.3% stake in CND owned by Heineken N.V. (“Heineken”) is also expected to close in the second quarter of 2012.

For more information about Ambev’s announcement, please click the following link:

www.ambev-ir.com.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:
Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1 212 573 4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com